Exhibit 99.4

Chancery Division Civil Cover Sheet	(Rev. 1/16/08) CCCH 0623
IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION
(STAMP)

JONATHAN SIMONS, individually and on behalf of all others similarly situated,

Plaintiff
v.

TOM SOSNOFF, SCOTT SHERIDAN, HANS VON MEISS, ET AL.

Defendant
}

No. 09CH02970

CHANCERY DIVISION CIVIL COVER SHEET
     A Chancery Division Civil Cover Sheet shall be filed with the initial complaint in all actions filed in the Chancery Division. The information contained herein is for Administrative purposes only and shall not be introduced into evidence. Please check the box in front of the appropriate category which best characterizes your action being filed.

005	☐	Administrative Review
001	☑	Class Action
002	☐	Declaratory Judgment
004	☐	Injunction
008	☐	Mechanic’s Lien
003	☐	Mortgage Foreclosure

007	☐	General Chancery
	☐	Accounting	☐	Partition
	☐	Arbitration Awards	☐	Quiet Title
	☐	Certiorari	☐	Quo Warranto
	☐	Dissolution of Corporation	☐	Redemption Rights
	☐	Dissolution of Partnership	☐	Reformation of a Contract
	☐	Equitable Lien	☐	Rescission of a Contract
	☐	Interpleader	☐	Specific Performance
	☐	Mandamus	☐	Trust Construction
	☐	Ne Exeat	☐	Other

Atty. No.: Name:	38819 Adam J. Levitt	By:	/s/ Adam J. Levitt Attorney
Atty. for:	Plaintiff, Jonathan Simons
Address:	55 West Monroe Street, Suite 1111
City/State/Zip:	Chicago, IlIinois 60603
Telephone:	(312) 984-0000
DOROTHY BROWN, CLERK OF THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS

Attorney No. 38819
IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT — CHANCERY DIVISION

JONATHAN SIMONS, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
)
v.	)	Case No. 09CH02970
)
TOM SOSNOFF, SCOTT SHERIDAN,	)	(STAMP)
HANS VON MEISS, DOUGLAS TANSILL,	)
FRANKLIN MCFARLAN, LISA POLSKY,	)
LEE BARBA, THINKORSWIM GROUP,	)
INC., TD AMERITRADE HOLDING	)
CORPORATION and TANGO	)
ACQUISITION CORPORATION ONE,	)
)
Defendants.	)
CLASS ACTION COMPLAINT
     Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:
I. NATURE OF THE CASE
     1. Plaintiff brings this action on behalf of the public stockholders of thinkorswim Group Inc. (“Thinkorswim” or the “Company”) against Defendants Thinkorswim and its Board of Directors seeking equitable relief for Defendants’ breaches of fiduciary duty and other violations of state law. Plaintiffs’ claims arise out of Defendants’ attempt to sell the Company to Defendants TD AMERITRADE Holding Corporation (“TD Ameritrade”) and Tango Acquisition Corporation One (“Merger Sub”) by means of an unfair process and for an unfair price of $3.34 per share in cash and 0.398 shares of TD Ameritrade common stock for each share of Thinkorswim common stock (the “Proposed Transaction”), or about $8.71 per share based on

TD Ameritrade’s closing price of $13.48 per share on January 7, 2009. The Proposed Transaction is valued at approximately $606 Million.
II. PARTIES
     2. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Thinkorswim.
     3. Thinkorswim is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 600 West Chicago Avenue, Suite 100, Chicago, IL 60654-2597, and is a provider of online brokerage, investor education, and related financial products and services for self-directed investors and traders in the United States. The Company operates in two segments, Investor Education and Brokerage Services. The Investor Education segment offers a range of investor education products and services that provide lifelong learning in various interactive delivery formats and support to self-directed investors.
     4. The Company has approximately 337,000 graduates of its Foundation course and 102,800 paid subscribers to its websites. It offers investor education products and services in various learning formats with courses ranging from beginning to advanced to address the needs of students on all investor levels. The learning formats include Preview Event, a free event that introduces students to fundamental investing concepts; Workshops, which includes live, instructor-led investing workshops that cover topics ranging from fundamental investing principles to advanced strategies; Home Study/Online Courses; Coaching Services, which includes interactive workshops and on-demand and one-to-many coaching services; Ongoing Support and Tutorials; and thinkorswim paperMoney. Its course offerings include Investing Foundation Course, Basic Options, Advanced Technical Analysis, Advanced Options, Forex, and Advanced Forex. The Brokerage Services segment provides a suite of trading platforms serving self-directed and institutional traders and money managers. This segment offers a range of products, including stock and stock options, index options, futures and futures options, foreign exchange, mutual funds, and fixed income. It provides front-end trading platforms that allow its customers to trade electronically, as well as trading tools and analytics, including tools for implementing options strategies.
     5. Defendant Tom Sosnoff (“Sosnoff”) has been a Director of the Company since 2007.
     6. Defendant Scott Sheridan (“Sheridan”) has been a Director of the Company since 2007.
     7. Defendant Hans Von Meiss (“Meiss”) has been a Director of the Company since 2001.
     8. Defendant Douglas Tansill (“Tansill”) has been a Director of the Company since 2006.
     9. Defendant Franklin McFarlan (“McFarlan”) has been a Director of the Company since 2004.
     10. Defendant Lisa Polsky (“Polsky”) has been a Director of the Company since 2007.
     11. Defendant Lee Barba (“Barba”) has been a Chairman of the Board and Chief Executive Officer of the Company since 2002.
     12. Defendants referenced in paragraphs 5 through 11 are collectively referred to as Individual Defendants and/or the Thinkorswim Board.
     13. Defendant TD Ameritrade is a Delaware corporation with its headquarters located at 4211 South 102nd Street, Omaha, NE 68127 that provides a dynamic balance of investment products and services that make it the investment firm of choice for millions of retail investor and independent registered investment advisor (RIA) clients.
     14. Defendant Merger Sub is a Delaware Corporation wholly owned by TD Ameritrade that was created for the purposes of effectuating the Proposed Transaction.
III. INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     15. By reason of Individual Defendants’ positions with the Company as officers and/or Directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Thinkorswim and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty, due care, and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.
     16. Where the officers and/or directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the directors and/or officers may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

          (e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     17. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Thinkorswim, are obligated to refrain from:
          (a) participating in any transaction where the directors or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     18. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to Plaintiff and other public shareholders of Thinkorswim, or are aiding and abetting others in violating those duties.
     19. Defendants also owe the Company’s stockholders a duty of truthfulness, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor and good faith by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.
IV. CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION
     20. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.
     21. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit TD Ameritrade to attempt to eliminate the public shareholders’ equity interest in Thinkorswim pursuant to a defective sales process, and (ii) permit TD Ameritrade to buy the Company for an unfair price. In furtherance of this plan, conspiracy, and course of conduct, Defendants, and each of them, took the actions as set forth herein.
     22. Each of the Defendants herein aided, abetted, and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise, and common course of conduct complained of herein.
V. CLASS ACTION ALLEGATIONS
     23. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Thinkorswim common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     24. This action is properly maintainable as a class action pursuant to 735 ILCS 5/2-801 for the following reasons:

          (a) the Class is so numerous that joinder of all members is impracticable. As of January 13, 2009, Thinkorswim has approximately 66.5 million shares outstanding.
          (b) questions of law and fact are common to the Class, including, inter alia, the following:
(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the other members of the Class?

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of Thinkorswim by TD Ameritrade and Merger Sub, pursuing a course of conduct that does not maximize Thinkorswim’s value in violation of their fiduciary duties;?

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class?

(iv)	Have Thinkorswim, TD Ameritrade and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty?

(v)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct?
          (c) Plaintiff has no interests that are adverse to the Class and will fairly and adequately protect the interest of the Class. Further, Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.
          (d) The class action is an appropriate method for the fair and efficient adjudication of the controversy for the following reasons:

(i)	The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(ii)	Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
VI. SUBSTANTIVE ALLEGATIONS
A. The Unfair Proposed Transaction Price.
     25. In a press release dated January 8, 2009, the Company announced that it had entered into a merger agreement with TD Ameritrade and Merger Sub, stating:
Omaha, Neb. and New York, NY – January 8, 2009 – TD AMERITRADE (NASDAQ: AMTD) and thinkorswim Group Inc. (NASDAQ: SWIM) today announced that they have entered into a definitive agreement for TD AMERITRADE to acquire thinkorswim in a cash and stock deal valued at approximately $606 million as of Jan. 7, 2009. This acquisition underscores TD AMERITRADE’s position as a successful industry consolidator.
thinkorswim is among the fastest growing online brokerage firms and has unique trading and investor education capabilities, particularly for the fastest growing segment of the industry – options trading. Over the 12-month period ended Sept. 30, 2008, the company generated $380 million in revenue and $87 million in pre-tax income. It has approximately 87,000 funded retail brokerage accounts, each placing approximately 176 trades per year, more than $3 billion in client assets and more than 375,000 education graduates.
* * *
The principal terms of the transaction include the following:

TD AMERITRADE will acquire thinkorswim for approximately $606 million, which includes $225 million to be paid in cash and the issuance of approximately 28 million shares of TD AMERITRADE common stock to thinkorswim shareholders. At closing, each share of thinkorswim will be exchanged for $3.34 in cash and 0.3980 of a TD AMERITRADE share. This represents a 46 percent premium based on the 30-day average exchange ratio, and a 29 percent premium based on the 90-day average exchange ratio.
TD AMERITRADE intends to initiate a new stock buyback program that will equal the approximately 28 million shares issued in the acquisition.
TD AMERITRADE expects the transaction to be accretive by approximately three to seven percent of fiscal 2010 GAAP earnings and 10 to 15 percent 12 months following the completed integration, which includes the benefit to be received from the intended buyback program.
TD AMERITRADE will retain key members of thinkorswim management. Mr. Barba will have an active role in the transition, and thinkorswim founders Tom Sosnoff and Scott Sheridan will join TD AMERITRADE after the transaction closes.
The transaction is subject to approval by thinkorswim stockholders, regulatory approvals and customary closing conditions. TD AMERITRADE and thinkorswim expect the deal to close within the next six months.
     26. On January 12, 2009, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). The announcement and filings reveal that the Proposed Transaction is the product of a flawed sales process and is being consummated at an unfair price.
     27. In the few months prior to the Proposed Transaction, Thinkorswim stock traded well in excess of the Proposed Transaction offer price of $8.71. In fact, as recently as September 3, 2008, Thinkorswim’s stock closed at $10.72 per share, and it traded as high as $17.28 during 2008. The recent decline in Thinkorswim’s stock price to $5.65 per share on January 7, 2009 is not the result of any fundamental change in the Company but likely reflects recent turmoil in the financial markets.
     28. Wall Street analysts value Thinkorswim shares well in excess of the price in the Proposed Transaction. The average valuation by 5 analysts is $9.46 per share with a high target of $12.00 per share. The offer price of $8.71, therefore, represents a discount to the Company’s intrinsic value.
     29. Furthermore, Defendants have agreed to a transaction in which the consideration to Thinkorswim shareholders includes 0.398 shares of TD Ameritrade common stock for each Thinkorswim share owned. TD Ameritrade, however, has been repeatedly downgraded by analysts over the last year and has dropped over 35% since August 2008. Also, since the day the Proposed Transaction was announced on January 8, 2009, TD Ameritrade stock has fallen from $13.48 per share (closing price of January 7, 2009) to a closing price of $11.07 on January 22, 2009 thereby reducing the merger consideration to Thinkorswim shareholders by approximately $1.00 per share and rendering the Proposed Transaction even more unfair.

     30. Moreover, by agreeing to accept the volatile and downward trending TD Ameritrade stock as a component of the merger consideration, any fairness opinion rendered by financial advisors on behalf of the Board has necessarily become stale as the price of TD Ameritrade continues to fall. The Board, therefore, has breached its fiduciary duties to Thinkorswim shareholders by relying on a fairness opinion that it knew, or should have known, would become stale by the time shareholders are asked to vote their shares.
B. The Preclusive Deal Protection Devices
     31. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.
     32. Moreover, Defendants agreed to such terms absent exploring a third-party buyer for Thinkorswim, and there is no evidence that Thinkorswim’s Directors “shopped” the Company in order to obtain the best possible (higher) price for Thinkorswim’s shareholders.
     33. First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of the Thinkorswim Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations.
     34. In addition to the no-shop and standstill provisions, the Merger Agreement includes a $20,000,000 termination fee that, in combination with the other deal protection devices, will all but ensure that no competing offer will be forthcoming.

     35. Section 6.1(c) of the Merger Agreement provides a limited situation under which the Thinkorswim Board may enter into discussions and negotiations for a competing unsolicited bid, only after “(i) the Company Board shall have reasonably determined in good faith (after consultation with Paragon or another financial advisor of nationally recognized standing and the Company’s outside legal counsel) that such Acquisition Proposal either constitutes or is reasonably likely to lead to a Superior Proposal and that the failure to take such action in response to such Acquisition Proposal would reasonably be expected to result in a breach of its fiduciary duties under Delaware Law; (ii) none of the Company, any of its Subsidiaries or any directors, officers or other employees, controlled Affiliates, or any investment bankers, attorneys or other advisors, representatives or agents of the Company or any of its Subsidiaries, shall have breached or violated in any material respect the terms of this Section 6.1 in connection with such Acquisition Proposal or in connection with any other Acquisition Proposal made by any Person (or any Affiliate or agent thereof) making such Acquisition Proposal; (iii) the Company shall have entered into a confidentiality and “standstill” agreement, the terms of which are no less favorable to the Company than those contained in the Confidentiality Agreement; (iv) the Company shall have given Parent prior written notice of (x) its intent to take the action permitted by this Section 6.1, (y) the identity of the Person(s) making the Acquisition Proposal forming the basis for taking the action permitted by this Section 6.1, and (z) all of the material terms and conditions of such Acquisition Proposal (and if such Acquisition Proposal is in written form, prior to taking such any action, the Company shall have given Parent a copy of such Acquisition Proposal and all related agreements, commitment letters and other material documents constituting such Acquisition Proposal provided or otherwise furnished by the Person(s) making such Acquisition Proposal in connection therewith); and (v) contemporaneously with furnishing any non-public information to such Person, the Company shall have furnished or made available such non-public information to Parent (to the extent such information has not been previously furnished by the Company to Parent).”
     36. Further, Section 6.7(b)(ii) of the Merger Agreement provides a limited exception under which the Board may recommend an alternative Acquisition Proposal only after “(A) none of the Company, any of its Subsidiaries or any directors, officers or other employees, controlled Affiliates, or any investment bankers, attorneys or other advisors, representatives or agents of the Company or any of its Subsidiaries, shall have breached or violated in any material respect the terms of Section 6.1 in connection with such Acquisition Proposal or in connection with any other Acquisition Proposal made or submitted by any Person (or any Affiliate or agent thereof) making such Acquisition Proposal; (B) the Company Board shall have reasonably determined in good faith (after consultation with Paragon or another financial advisor of nationally recognized standing and the Company’s outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal and shall have further reasonably determined in good faith (after consultation with the Company’s outside legal counsel) that, in light of such Superior Proposal, the failure to effect a Company Board Recommendation Change or to terminate this Agreement in accordance with Section 8.1(f) in response to such Superior Proposal, as applicable, would reasonably be expected to result in a breach of its fiduciary duties under Delaware Law; (C) the Company Board shall have given Parent at least five (5) Business Days prior written notice (1) of the identity of the Person(s) making such Superior Proposal and all of the material terms and conditions of such Superior Proposal (and if such Superior Proposal is in written form, a copy of such Superior Proposal and all related agreements, commitment letters and other material documents provided or otherwise furnished by the Person(s) making such Superior Proposal in connection therewith), and (2) that the Company Board intends to effect a Company Board Recommendation Change or terminate this Agreement in accordance with Section 8.l(f) in response to such Superior Proposal and the opportunity to meet with the Company Board and the Company’s financial advisors and outside legal counsel at such times as Parent may reasonably request for the purpose of enabling Parent and the Company to discuss in good faith such Superior Proposal, this Agreement and the terms and conditions hereof, and any modifications of the terms and conditions of this Agreement that Parent may propose in response thereto; and (D) after the foregoing five (5) Business Day period and, if requested by Parent, meetings with Parent and its financial advisors and legal counsel during such five (5) Business Day period, the Company Board shall have reasonably determined in good faith (after consultation with Paragon or another financial advisor of nationally recognized standing and the Company’s outside legal counsel) that such Acquisition Proposal continues to constitute a Superior Proposal, and shall have further reasonably determined in good faith (after consultation with the Company’s outside legal counsel) that, in light of such Superior Proposal and after good faith consideration of all proposals (whether or not binding) by Parent, the failure to effect a Company Board Recommendation Change or to terminate this Agreement in accordance with Section 8.1(f), as applicable, would reasonably be expected to result in a breach of its fiduciary duties under Delaware Law.” These provisions further discourage bidders from making a competing bid for the Company.
     37. Thus, even if the Thinkorswim Board receives an intervening bid that appeared to be “superior” to TD Ameritrade’s offer, they are precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior.” Consequently, this provision prevents the Thinkorswim Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Thinkorswim Board first determines that the proposal is superior.
     38. In addition to the unreasonably high standard that must be met for the Board to even consider a competing bid, the Company must also notify TD Ameritrade promptly before recommending to accept that alternative bid, giving TD Ameritrade an opportunity to match the terms of any competing bid. This provision will undoubtedly be a huge obstacle to any competing offers emerging because no potential bidder will waste time and resources to make a competing bid that TD Ameritrade can simply match.
     39. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
C. Voting Agreements
     40. In addition to the preclusive deal protection devices described above, certain individual defendants have entered into agreements with TD Ameritrade to vote in support of the Proposed Transaction. In particular, Messrs. Barba, Sheridan, and Sosnoff have agreed to vote in favor of the Proposed Transaction their combined common stock, restricted common stock and options and warrants to purchase common stock ownership that accounts for approximately 18.6% of the outstanding Company common stock (the “Voting Agreements”).
     41. As a result of the Voting Agreements, the public shareholders of Thinkorswim have little say as to whether the Proposed Transaction is consummated. In particular, section 3.2 of the Merger Agreement only requires an affirmative vote of the holders of a majority of the outstanding shares of Company common stock in favor of the Proposed Transaction. Given that 18.6% of the voting shares are already “1ocked-up” under the Voting Agreements, only an additional 31.5% of common stock is needed to vote in favor for the Proposed Transaction to be approved. Thus, the Proposed Transaction is a fait accompli even if the majority of public shareholders disapprove of the deal.
D. Self-Dealing
     42. By reason of their positions with Thinkorswim, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Thinkorswim, and especially the true value and expected increased future value of Thinkorswim and its assets, which they have not disclosed to Thinkorswim’s public shareholders. Moreover, despite their duty to maximize shareholder value, the Individual Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Thinkorswim’s public shareholders.
     43. The Proposed Transaction is wrongful, unfair, and harmful to Thinkorswim’s public shareholders and represents an effort by defendants to aggrandize their own financial position and interests at the expense and to the detriment of Class members. The Proposed Transaction is an attempt to deny Plaintiff and the other members of the Class their rights while usurping the same for the benefit of defendants and TD America on unfair terms
VII. CLAIMS FOR RELIEF
COUNT I
Breach of Fiduciary Duty – Failure to Maximize Shareholder Value
(Against All Individual Defendants)
     44. Plaintiff repeats all previous allegations as if set forth in full herein.
     45. As Directors of Thinkorswim, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Thinkorswim’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.
     46. As discussed herein, the Individual Defendants have breached their fiduciary duties to Thinkorswim shareholders by failing to engage in an honest and fair sale process.
     47. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Thinkorswim’s assets and will be prevented from benefiting from a value-maximizing transaction.
     48. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     49. Plaintiff and the Class have no adequate remedy at law.
COUNT II
Aiding and Abetting
(Against TD Ameritrade and Merger Sub)
     50. Plaintiff repeats all previous allegations as if set forth in full herein.
     51. As alleged in more detail above, TD Ameritrade and Merger Sub are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants TD Ameritrade and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties.
     52. As a result, Plaintiff and the Class members are being harmed.
     53. Plaintiff and the Class have no adequate remedy at law.

VIII. REQUEST FOR RELIEF
     WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and their counsel as Class counsel;
          (B) enjoining, preliminarily and permanently, the Proposed Transaction;
          (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissionary damages;
          (D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
          (E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
          (F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.
Dated: January 26, 2009

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLC(#38819)

By:	/s/ Adam J. Levitt
Adam J. Levitt
John E. Tangren
55 West Monroe Street, Suite 1111
Chicago, Illinois 60603
Tel: (312) 984-0000
Fax: (312) 984-0001

OF COUNSEL
WOLF HALDENSTEIN ADLER
     FREEMAN & HERZ LLP
Gregory M. Nespole
270 Madison Avenue
New York, New York 10016
Tel: (212) 545-4600
Fax: (212) 545-4653
LEVI & KORSINSKY, LLP
Eduard Korsinsky, Esq.
Juan E. Monteverde, Esq.
39 Broadway, Suite 1601
New York, New York 10006
(212) 363-7500
(212) 363-7171
/534355